Date            19 June 2000
Number          61/00

BHP CHOOSES SITE FOR ADELAIDE SHARED SERVICES CENTRE

The Broken Hill Proprietary Company Limited (BHP) today announced it has chosen 55 Grenfell Street in Adelaide's CBD as the site for its Shared Services Centre to support BHP in Australia and the Asia-Pacific region.

In line with the previously announced timetable for the Centre's establishment, staff will begin moving into the building in October.

BHP's Vice President Corporate Services, Fiona Bennett, said that the site met BHP's requirements and the Company was pleased with the outcome of its three-month investigation into building options.

"Our criteria were:
 . space for up to 500 staff, who will move into the Centre over the next two years
 . a building that is pleasant to work in and accessible by public and private transport
 . a building that enables us to meet our timetable at the right cost.

"The building at 55 Grenfell Street satisfies all our criteria. By the end of this year we will be well on the way to delivering Shared Business Services that support BHP's strategy and significantly reduce operating costs, out of Adelaide as well as our existing centre in Houston."

BHP has entered an agreement to lease the property on a five year lease.
Ms Bennett thanked building owners and agents for their assistance during the site search by BHP's Property Portfolio Management Group.

BHP also announced that the Manager Shared Services Australia & Asia-Pacific will be John Tsouroutis. Mr Tsouroutis, who will manage the BHP Shared Services Centre, brings extensive experience in the finance industry and a wealth of experience in the customer service area, including as CEO of the Savings and Loan Credit Union and of Manchester Unity Financial Group.


Contact:

Corporate Services
Maree Arnason
Manager External Affairs
Ph:     +61 3 9609 2411
Mob:    +61 418 174 501

Media Relations
Mandy Frostick
Manager Media Relations
Ph:     +61 3 9609 4157
Mob:    +61 419 546 245


Candy Ramsey
BHP Investor Relations Houston
Tel:	(713) 961-8640
EMail: ramsey.candy.pa@bhp.com.au